UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2010.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number: 0-1502

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN GREETINGS RETIREMENT

PROFIT SHARING AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERICAN GREETINGS CORPORATION

ONE AMERICAN ROAD

CLEVELAND, OHIO 44144

REQUIRED INFORMATION

The following financial statements are being furnished for the American Greetings Retirement Profit Sharing and Savings Plan (the “Plan”):

1.	Audited statement of net assets available for benefits as of December 31, 2010 and 2009.

2.	Audited statement of changes in net assets available for benefits for the years ended December 31, 2010 and 2009.

EXHIBITS

Exhibit No.

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN GREETINGS RETIREMENT PROFIT SHARING AND SAVINGS PLAN

June 29, 2011	By:	/s/ Stephen J. Smith
		Name:	Stephen J. Smith
		Title:	As Senior Vice President and Chief Financial Officer of American Greetings Corporation

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULES

American Greetings Retirement Profit Sharing and Savings Plan

Years Ended December 31, 2010 and 2009

With Report of Independent Registered Public Accounting Firm

American Greetings

Retirement Profit Sharing and Savings Plan

Audited Financial Statements

and Supplemental Schedules

Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

The Benefit Advisory Committee of the American Greetings

Retirement Profit Sharing and Savings Plan

Cleveland, Ohio

We have audited the accompanying statement of net assets available for benefits for the American Greetings Retirement Profit Sharing and Savings Plan as of December 31, 2010 and 2009, the related statement of changes in net assets available for benefits for the years then ended, and the supplemental schedule of assets (held at end of year) as of December 31, 2010. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes, examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and supplemental schedule referred to above present fairly, in all material aspects, the net assets available for benefits of the American Greetings Retirement Profit Sharing and Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ SS&G Financial Services, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Cleveland, Ohio

June 29, 2011

American Greetings

Retirement Profit Sharing and Savings Plan

Statement of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments, at fair value	$699,473,845	$637,035,628

Receivables:
Employer contribution	14,684,769	14,011,918
Participant contributions	68,457	63,931
Notes receivable from participants	4,873,037	4,722,986

Total receivables	19,626,263	18,798,835

Net assets available for benefits	$719,100,108	$655,834,463

See notes to financial statements.

American Greetings

Retirement Profit Sharing and Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2010	2009
Additions
Investment income:
Net appreciation in fair value of investments	$52,856,517	$114,247,043
Interest and dividends	15,242,744	14,784,141
Interest income from participant loans	244,735	205,861
Contributions:
Participants	19,046,805	16,924,432
Employer	14,592,356	14,011,918
Rollovers	1,051,909	339,346
Asset transfers in	16,123,784	1,032,455

Total additions	119,158,850	161,545,196

Deductions
Benefits paid directly to participants	55,824,455	53,650,885
Administrative expenses and other deductions	68,750	199,883

Total deductions	55,893,205	53,850,768

Net increase	63,265,645	107,694,428
Net assets available for benefits at beginning of year	655,834,463	548,140,035

Net assets available for benefits at end of year	$719,100,108	$655,834,463

See notes to financial statements.

1. Description of Plan

The following description of the American Greetings Retirement Profit Sharing and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time, nonunion employees and certain union employees of American Greetings Corporation (the “Corporation” and “Plan Sponsor”) and its domestic subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

The Corporation, at its discretion, may make a profit sharing contribution in an amount to be determined by the Corporation. Historically, the Corporation annually contributed 8% of its consolidated domestic pretax profits, excluding gains and losses from capital assets, intercompany dividends and foreign currency transactions, to the Plan. The Corporation made contributions of $9,767,421 and $9,329,034, which were recorded as contribution receivables for 2010 and 2009, respectively. The profit sharing contributions were based on the Corporation’s pretax profits for its fiscal years ended February 28, 2011 and 2010, respectively.

Participants may contribute 1% to 50% of pretax annual compensation (“401(k) contributions”) or after-tax annual compensation (“Roth contributions”) to the Plan, as defined in the Plan. The Corporation may restrict individual contributions below 50% in order to meet certain governmental limitations. The Corporation, at its discretion, may annually contribute 40% of up to the first 6% of pretax and/or after-tax annual compensation that a participant contributes to the Plan. The Corporation’s matching contribution, which was recorded as a contribution receivable, was $4,917,348 and $4,266,241 for 2010 and 2009, respectively. All contributions are invested in accordance with the participants’ investment elections.

Participants direct the investment of their accounts, together with their share of the Corporation’s annual contributions, in increments of 1% to any of the investment options offered under the Plan.

American Greetings

Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts and Vesting

Each participant’s account is credited with the participant’s 401(k) contributions, Roth contributions and allocations of (a) the Corporation’s profit sharing contribution and 401(k) matching contribution and (b) Plan earnings, and is charged with allocations of administrative expenses. Allocations are based on participant compensation, participant elections or account balances, as defined. Individuals who have retired or terminated employment with the Corporation do not participate in the Corporation’s future contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants are immediately vested in both their and the Corporation’s contributions, plus actual earnings thereon.

Participant Loans

Participants may borrow against their elected deferred 401(k) contribution, Roth contribution or rollover contribution accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (or less if a participant had an outstanding Plan loan in the prior twelve months) or 50% of their account balance. Loan terms range from 12 to 60 months, or a reasonable period of time not to exceed 20 years for loans used for the purchase of a participant’s primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent at the time of the loan origination. Principal and interest are paid ratably, primarily through monthly payroll deductions.

Payment of Benefits

At the time of a participant’s retirement or termination of service, the participant may elect to receive a lump sum payment, to be paid in monthly, quarterly or annual installments, or rollover their distribution to an individual retirement account or other eligible plan.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the assets of the Plan will be distributed to the participants on the basis of individual account balances at the date of termination.

American Greetings

Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The common shares of the Corporation are valued at the last reported sales price of the Corporation’s Class A common shares on the last business day of the Plan year.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

In accordance with U.S. generally accepted accounting principles (“GAAP”), the Plan has adopted Financial Accounting Standards Board (“FASB”) provisions for the Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. FASB guidance requires that investment contracts held by a defined-contribution plan be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. In 2009, the Plan invested in investment contracts through the Fidelity Advisors Stable Value Trust. The contract value approximates the fair value for the Plan’s investment in the Fidelity Advisors Stable Value Trust. The Plan did not hold any investment contracts at December 31, 2010.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Reclassifications:

Certain amounts in the prior year financial statements have been reclassified to conform to the 2010 presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

American Greetings

Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Recent Accounting Pronouncements

In September 2010, FASB issued Accounting Standards Update (“ASU”) No. 2010-25 (“ASU 2010-25”), “Reporting Loans to Participants Defined Contribution Pension Plans.” ASU 2010-25 requires participant loans in an entity’s defined contribution pension plan be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. ASU 2010-25 should be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. The adoption of this update did not have a material effect on the Plan’s financial statements.

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), “Improving Disclosures about Fair Value Measurements.” ASU 2010-06 provides amendments to ASC Topic 820, “Fair Value Measurements and Disclosures,” that require separate disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements in addition to the presentation of purchases, sales, issuances, and settlements for Level 3 fair value measurements. ASU 2010-06 also provides amendments to subtopic 820-10 that clarify existing disclosures about the level of disaggregation, and inputs and valuation techniques. The new disclosure requirements are effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements of Level 3 fair value measurements, which becomes effective for interim and annual periods beginning after December 15, 2010. The adoption of this update did not have a material effect on the Plan’s financial statements.

Subsequent Events

The Plan’s management evaluated subsequent events for potential recognition and disclosure through the date the financial statements were issued.

3. Investments

The Plan’s investments are held by Vanguard Fiduciary Trust Company, Trustee of the Plan. The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2010	2009
JPMorgan Core Bond Fund; Select Class	$121,368,373	$119,313,343
Vanguard 500 Index Fund Investor Shares	—	86,224,576
Vanguard 500 Index Fund Signal Shares	95,942,192	—
Vanguard Prime Money Market Fund	64,304,155	66,965,745
Vanguard PRIMECAP Fund Investor Shares	167,450,079	156,074,318
Vanguard Wellington Fund Investor Shares	51,396,689	48,994,755

American Greetings

Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During the years ended December 31, 2010 and 2009, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	2010	2009
Registered investment companies	$52,381,021	$90,576,814
Common shares of American Greetings Corporation	475,496	23,670,229

Net appreciation in fair value of investments	$52,856,517	$114,247,043

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated December 9, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated, in all material respects, in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and believes that as of December 31, 2010, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

5. Transactions with Parties in Interest

The Plan held 954,366 Class A common shares of the Corporation at December 31, 2010, with a fair value of $21,148,751 (987,900 Class A common shares at December 31, 2009, with a fair value of $21,526,341). Dividend income on the Corporation’s common shares of $545,911 and $700,300 was recognized in 2010 and 2009, respectively.

The Plan invests in shares of mutual funds managed by an affiliate of the Trustee. Accounting, legal and certain other administrative fees are paid by the Corporation. All other expenses of the Plan are paid by the Plan. Investment advisory fees for portfolio management of Vanguard Funds are paid directly from individual fund earnings.

American Greetings

Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7. Fair Value Measurements

Assets and liabilities measured at fair value are classified using the fair value hierarchy based upon the transparency of inputs as of the measurement date. The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. The three levels are defined as follows:

•	Level 1 – Valuation is based upon quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 – Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – Valuation is based upon unobservable inputs that are significant to the fair value measurement.

The following table summarizes the assets measured at fair value on a recurring basis as of the measurement dates, December 31, 2010 and 2009, and the basis for that measurement, by level within the fair value hierarchy:

At December 31, 2010:	Level 1	Level 2	Level 3	Total
Money market fund	$64,304,155	$—	$—	$64,304,155
Bond fund	121,368,373	—	—	121,368,373
Balanced funds	145,914,637	—	—	145,914,637
Stock funds
International growth	28,857,617	—	—	28,857,617
Market index	121,992,640	—	—	121,992,640
Large cap	28,437,593	—	—	28,437,593
Prime cap growth	167,450,079	—	—	167,450,079
American Greetings stock	—	21,148,751	—	21,148,751

Total investments measured at fair value	$678,325,094	$21,148,751	$—	$699,473,845

American Greetings

Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

7. Fair Value Measurements (continued)

At December 31, 2009:	Level 1	Level 2	Level 3	Total
Money market fund	$66,965,745	$—	$—	$66,965,745
Bond fund	119,313,343	—	—	119,313,343
Stable value fund	—	171,542	—	171,542
Balanced funds	118,623,020	—	—	118,623,020
Stock funds
International growth	24,606,870	—	—	24,606,870
Market index	102,919,859	—	—	102,919,859
Large cap	26,834,590	—	—	26,834,590
Prime cap growth	156,074,318	—	—	156,074,318
American Greetings stock	—	21,526,341	—	21,526,341

Total investments measured at fair value	$615,337,745	$21,697,883	$—	$637,035,628

The Plan’s valuation methodology used to measure the fair values of the mutual funds were derived from quoted market prices as substantially all of these instruments have active markets.

The American Greetings Stock Fund and stable value funds are valued at the net asset value of units held by the Plan at year-end.

8. Reconciliation of Financial Statements to Form 5500

Upon an event of default on a participant loan, to the extent a distribution to the participant is not permissible under the Plan, the amount due to the Plan on account of the defaulted loan will be treated as a deemed distribution. A loan that is a deemed distribution is treated as a distribution on Form 5500 and removed from Plan assets on Form 5500. However, in the Plan financial statements, and in accordance with the Plan, such deemed distributions remain part of the participant’s account balance until a distributable event occurs for the participant.

The following schedules reconcile participant loans and net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500:

	December 31,
	2010	2009
Participant loans per the financial statements	$4,873,037	$4,722,986
Less: Certain deemed distributions of participant loans	(37,030)	(8,452)

Participant loans per Form 5500	$4,836,007	$4,714,534

Net assets available for benefits per the financial statements	$719,100,108	$655,834,463
Less: Certain deemed distributions of participant loans	(37,030)	(8,452)

Net assets available for benefits per Form 5500	$719,063,078	$655,826,011

American Greetings

Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the increase in net assets per the financial statements for the year ended December 31, 2010 to Form 5500 net income:

Net increase per the financial statements	$63,265,645
Less: Certain deemed distributions of participant loans	(28,578)
Less: Transfers of assets	(16,123,784)

Net increase per Form 5500	$47,113,283

9. Plan Merger

During the year ended December 31, 2009, the Corporation acquired Recycled Paper Greetings, Inc. (“RPG”). Effective with the January 1, 2010 amendment, the Recycled Paper Greetings, Inc. Employees’ Retirement Savings Plan and Trust was merged into the Plan. As a result of this merger, an individual who was an employee of RPG on December 31, 2009 and still an employee on January 1, 2010, became a participant in the Plan. During the years ended December 31, 2010 and 2009, $16,123,784 and $1,032,455, respectively, were transferred to the Plan from the Recycled Paper Greetings, Inc. Employees’ Retirement Savings Plan and Trust. The total amount of transfer was $17,156,239.

10. Accrual for Employer Contribution

As the result of an IRS examination of the Plan for the year ended December 31, 2005, the IRS determined that the Plan Sponsor failed to follow certain provisions of the Plan document. The Plan Sponsor corrected the errors in accordance with the provision of the IRS’ Employee Plans Compliance Resolution System (EPCRS). In 2009, the estimated amount for the correction of $416,643, which included earnings, was recorded as an employer contribution receivable by the Plan and was also accrued by the Plan Sponsor. The amount for the correction totaling $408,212 was finalized and paid in July 2010.

11. Voluntary Correction Program

The Corporation has identified the following operational errors relating to the Plan: (i) the improper inclusion of certain employees who did not satisfy the Plan’s eligibility requirements, (ii) the failure to correctly apply the Plan’s definition of compensation in determining the level of participant deferrals and Company profit sharing and matching contributions, and (iii) certain errors relating to the administration of outstanding plan loans. To correct these operational errors, the Corporation intends to make a Voluntary Corrections Program (VCP) submission to the IRS. Based upon the advice of legal counsel, the Corporation expects that the IRS will accept the Corporation’s VCP submission, and the Corporation is committed to take such corrective actions as may be required by the IRS in response to such submission. The Corporation estimated the amount of corrective payments due to the Plan and determined that the amount is immaterial.

American Greetings

Retirement Profit Sharing and Savings Plan

EIN #34-0065325        Plan #001

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2010

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Current Value
Value of interest in registered investment companies
JPMorgan Core Bond Fund; Select Class	10,590,608 shares	$121,368,373
*Vanguard 500 Index Fund Signal Shares	1,002,740 shares	95,942,192
*Vanguard PRIMECAP Fund Investor Shares	2,544,834 shares	167,450,079
*Vanguard Wellington Fund Investor Shares	1,652,627 shares	51,396,689
*Vanguard Prime Money Market Fund	64,304,155 shares	64,304,155
*Vanguard Target Retirement 2005 Fund	162,688 shares	1,908,327
*Vanguard Target Retirement 2010 Fund	191,058 shares	4,262,494
*Vanguard Target Retirement 2015 Fund	1,205,973 shares	14,978,183
*Vanguard Target Retirement 2020 Fund	326,949 shares	7,225,579
*Vanguard Target Retirement 2025 Fund	1,175,724 shares	14,837,637
*Vanguard Target Retirement 2030 Fund	250,259 shares	5,425,624
*Vanguard Target Retirement 2035 Fund	514,044 shares	6,728,833
*Vanguard Target Retirement 2040 Fund	194,417 shares	4,179,962
*Vanguard Target Retirement 2045 Fund	422,323 shares	5,701,363
*Vanguard Target Retirement 2050 Fund	83,062 shares	1,777,521
*Vanguard Target Retirement 2055 Fund	75 shares	1,705
*Vanguard Target Retirement Income	438,903 shares	4,950,822
*Vanguard Windsor II Fund Investor Shares	1,107,814 shares	28,437,593
*Vanguard Wellesley Income Fund Investor Shares	1,038,705 shares	22,539,898
*Vanguard International Growth Fund Investor Shares	1,492,121 shares	28,857,617
*Vanguard Extended Market Index Fund Signal Shares	734,643 shares	26,050,448

Total value of interest in registered investment companies		678,325,094

Employer-related investments
*American Greetings Corp. Class A Common Shares	954,366 shares	21,148,751

Total employer-related investments		21,148,751

*Loans to participants	4.25% to 10.5%, various maturity dates	4,873,037

		$704,346,882

*	Indicates party in interest to the Plan.

See accompanying notes to financial statements